U.S. Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of the Registrant:

EnergySolutions, Inc.

2.	Name of persons relying on exemption:

a)	Double Black Diamond Offshore Ltd.
b)	Black Diamond Offshore Ltd.
c)	Black Diamond Thematic Offshore Ltd.
d)	Carlson Capital, L.P.
e)	Asgard Investment Corp. II
f)	Asgard Investment Corp.
g)	Clint D. Carlson

3.	Address of persons relying on exemption:

2100 McKinney Avenue, Suite 1800, Dallas, Texas 75201

4.	Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1)

Excerpt from Item 4 of Amendment No. 2 to Schedule 13D, filed on April 5, 2013

Based on discussions with ECP and the announcement by ECP to acquire shares of the Issuer's outstanding Common Stock for $4.15 per share (representing an increase of $.40 per share from ECP's original offer price) pursuant to an amendment to the Agreement and Plan of Merger, dated as of April 5, 2013, the Reporting Persons now intend to support the proposed Merger on its current terms.